SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549



                            FORM 11-K

    (Mark One)

       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


            For the Plan year ended December 31, 1994


                               OR


       [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


For the Transition Period from _________________ to _________________


                  Commission file number 1-7324



                            A. Full title of the Plan:

                               KANSAS GAS AND ELECTRIC COMPANY
                               401(K) PLAN

                            B. Name of issuer of the securities held
                               pursuant to the plan and the address
                               of its principal executive office:

                               KANSAS GAS AND ELECTRIC COMPANY
                               P.O. Box 208
                               Wichita, Kansas  67201





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                                                 EIN:  48-1093840
                                                  PN:  003










                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN


      FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994 AND 1993

     TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
































<page2>



            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Investment and Benefits Committee of
Kansas Gas and Electric Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the KANSAS GAS AND ELECTRIC COMPANY 401(K) PLAN as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the year ended December 31, 1994, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed further in Notes 1 and 4, effective December 31, 1994, the Plan was merged into the Western Resources, Inc. Employees' 401(k) Savings Plan.



Kansas City, Missouri,                                 Arthur Andersen LLP
June 16, 1995

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                                                 EIN:  48-1093840
                                                  PN:  003




                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                AS OF DECEMBER 31, 1994 AND 1993


                                              1994             1993
ASSETS

INVESTMENTS:
  Fixed Income Fund                       $         -       $20,556,410
  Equity-Income Fund                                -         6,462,104
  Magellan Fund                                     -        15,008,747
  Company Common Stock Fund                         -         7,807,715
  Balanced Fund                                     -                 -
  Loan Fund                                         -         2,549,039

    Total Investments                               -        52,384,015

INTEREST AND DIVIDENDS RECEIVABLE                   -           210,372

    Total Assets                                    -        52,594,387

LIABILITIES

ACCOUNTS AND OTHER PAYABLES                         -            13,166

  Total Liabilities                                 -            13,166

NET ASSETS AVAILABLE FOR BENEFITS         $         -       $52,581,221



         The accompanying notes to financial statements are an integral part of these statements.








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                                                 EIN:  48-1093840
                                                  PN:  003




                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

         FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993


                                              1994              1993

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year             $52,581,221        $43,691,848

INVESTMENT INCOME:

  Interest                                  1,374,001          1,381,565
  Dividends                                 1,735,637          2,029,188
  Net Appreciation (Depreciation)
    in Fair Value of Investments           (2,937,242)         2,989,460

    Total Investment Income                   172,396          6,400,213

CONTRIBUTIONS:

  Participant and Rollover                  3,237,204          2,915,438
  Employer                                  1,017,978          1,288,853

    Total Contributions                     4,255,182          4,204,291

OTHER                                         (12,055)            (3,683)

BENEFITS PAID                              (1,579,968)        (1,711,448)

TRANSFER TO WRI 401(K) PLAN               (55,416,776)                 -

NET INCREASE (DECREASE)                   (52,581,221)         8,889,373

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                   $         -        $52,581,221




         The accompanying notes to financial statements are an integral part of these statements.

<page5>
                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN

                  NOTES TO FINANCIAL STATEMENTS

                   DECEMBER 31, 1994 AND 1993


(1)   PLAN DESCRIPTION:

The following brief description of the Kansas Gas and Electric Company 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a) General--The Plan was a defined contribution plan, established January 1, 1987, to assist eligible employees of Kansas Gas and Electric Company (KG&E). KG&E became a wholly-owned subsidiary of Western Resources, Inc. (the Company) effective March 31, 1992. The Plan has continued to operate as a distinct and separate plan for those partici-pants who were employees of KG&E as of March 31, 1992. Employees were eligible to participate after one year of service. Effective December 31, 1994, this Plan was merged into the Western Resources, Inc. Employees' 401(k) Savings Plan (the WRI 401(k) Plan). See Note 4 for more information. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     (b) Contributions--Participants were allowed to make tax deferred contributions between 1% and 14% of earnings subject to certain Internal Revenue Code limits. Prior to April 1, 1993, the Company matched participant contributions at its discretion. Beginning April 1, 1993, pretax contributions up to the first 6% of a participant's earnings were matched 50% by the Company. The Plan allows rollover contributions.

     (c) Vesting--Participants were fully vested in their contributions and earnings thereon. Participants who were eligible to participate in the Plan prior to April 1, 1994, were also fully vested in the Company's matching contributions. Employees who become eligible to participate in the Plan after April 1, 1994, have a nonforfeitable right to the Company contributions after three years of service. Forfeitures were used to reduce Company contributions.

     (d) Investment Funds--Participants could elect to have their contributions and the Company's matching contributions invested in funds listed below, excluding the Loan Fund. Allocations between the funds were to have been made in 10% increments. Participants could also elect to transfer their interests between funds.

     Fixed Income Fund was invested in the Fidelity U.S. Government Reserves, Fidelity Management Trust Company Managed Income Portfolio and also various other contracts which purchase high-quality, short- and long-term guaranteed investment contracts (GICs), bank investment contracts
     (BICs), and short-term money market instruments.
<page6>
     Equity-Income Fund was invested entirely in the Fidelity Equity-Income Fund. The fund invests primarily in income-producing equity securities which offer a combination of share price appreciation and income earnings.

     Magellan Fund was invested entirely in the Fidelity Magellan Fund, a diversified equity fund invested in equity securities providing long-term capital appreciation.

     Company Common Stock Fund was invested in the Company's common stock. Dividends from stock held in the fund were used to purchase additional shares of Company stock.

     The Balanced Fund was invested in the Fidelity Balanced Fund, a broadly diversified portfolio of high yielding securities, including common and preferred stocks and bonds.

     Loan Fund was a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants.

     The investments in Fixed Income Fund were valued at contract value. The investments in Equity-Income Fund, Magellan Fund, Balanced Fund and Company Common Stock Fund were stated at quoted market values. Investments in Loan Fund were stated at face value.

     (e) Loans to Participants--After participating in the Plan for 18 months, participants were permitted to borrow a specified portion of the vested balances in their individual accounts in accordance with the Plan provisions. Loan interest rates and terms were established by the Investment and Benefits Committee and all loans were approved by that committee.

     (f) Administrative Expenses--Administrative expenses of the Plan were paid by the Company.

     (g) Withdrawals While Employed--Participants may withdraw all or a portion of their pre-tax employee contributions once they have attained the age of 59 1/2 or in the case of a financial hardship. Financial hardship is defined as an immediate and heavy financial need resulting from medical expenses, payment of tuition for post-secondary education, the purchase of a principal residence, or to prevent eviction from a principal residence.

     (h) Termination Payments--Upon retirement, death, disability or termination of employment, all balances were paid to the participant or his beneficiaries in accordance with Plan terms.

     (i) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for the net of investment income, and realized and unrealized changes in investment market value were made when such amounts were earned or incurred.

<page7>
     (j) Income Taxes--The Plan obtained its latest determination letter on October 21, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in these financial statements.

(2)   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of Accounting--The Plan's financial statements were maintained on the accrual basis. Employer and employee contributions were accrued as the employees' salaries were earned.

     (b) Reclassifications--Certain amounts in prior years have been reclassified to conform with classifications used in the current year.

(3)   INVESTMENTS:

The following investments represented over 5% of net assets available for benefits at December 31, 1993:

                                                           1993

   Fidelity Management Trust Company -
     Managed Income Portfolio                          $ 2,669,785
   Fidelity Equity-Income Fund                           6,462,104
   Fidelity Magellan Fund                               15,008,747
   Western Resources, Inc. Common Stock                  7,807,715
   Metropolitan Life Insurance Company,
     Group Annuity Contract #12651,
     general account                                    15,695,725

(4)   MERGED PLAN CHANGES:

Effective December 31, 1994, the Plan was merged into the Western Resources, Inc. Employees' 401(k) Savings Plan. The following features have changed as a result of the Plan merger: after-tax contributions of 4% of eligible contributions are allowed, investment choices increased to eight, the minimum loan amount increased to $1,000, other withdrawals are allowed with a penalty of a 6-month suspension of Company match, all contributions will be immediately vested, and maximum terms of a home loan changed to 30 years not to exceed age 70.

(5)   FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail.


<page8>

                                                 EIN:  48-1093840
                                                  PN:  003



                                                Year Ended December 31, 1994
                                                      Company
                 Fixed      Equity-                   Common
                Income      Income      Magellan       Stock     Balanced    Loan
                 Fund        Fund         Fund         Fund        Fund      Fund      Other        Total
ADDITIONS

Investment Income:
  Net depreciation
  in fair value
  of invest-
  ments       $        -  $ (617,394) $  (872,861) $(1,400,381) $(46,606) $        -  $      -  $(2,937,242)
  Interest     1,240,844      27,126       80,340       12,891    12,800           -         -    1,374,001
  Dividends            -     632,807      601,809      355,558    17,802           -   127,661    1,735,637
               1,240,844      42,539     (190,712)  (1,031,932)  (16,004)          -   127,661      172,396

Contributions:
  Participant and
    rollover     735,067     464,203    1,487,110      218,672   332,152           -         -    3,237,204
  Employer       243,217     147,875      460,178       69,551    97,157           -         -    1,017,978
                 978,284     612,078    1,947,288      288,223   429,309           -         -    4,255,182

  Total
   additions   2,219,128     654,617    1,756,576     (743,709)  413,305           -   127,661    4,427,578

DEDUCTIONS

Benefits paid   (753,437)   (244,653)    (313,380)    (240,749)   (2,796)    (24,953)        -   (1,579,968)
Other             (8,148)     (1,688)      (2,108)           -      (111)          -         -      (12,055)

  Total
   deductions   (761,585)   (246,341)    (315,488)    (240,749)   (2,907)    (24,953)        -   (1,592,023)

Net increase
  (decrease)
  prior to
  transfers    1,457,543     408,276    1,441,088     (984,458)  410,398     (24,953)  127,661    2,835,555
Interfund
  transfers   (1,265,525)   (307,367)     181,332      549,936   450,016     588,814  (197,206)           -
Transfer to
  WRI 401(k)
  plan       (20,748,428) (6,563,013) (16,631,167)  (7,373,193) (860,414) (3,112,900) (127,661) (55,416,776)
  Net
  decrease   (20,556,410) (6,462,104) (15,008,747)  (7,807,715)        -  (2,549,039) (197,206) (52,581,221)

Net assets
  available for
  benefits:
    Beginning
     of year  20,556,410   6,462,104   15,008,747    7,807,715         -   2,549,039   197,206   52,581,221

    End of
     year    $         - $         -  $         -  $         -  $      -  $        - $       - $          -









<page9>

                                                 EIN:  48-1093840
                                                  PN:  003



                                                       Year Ended December 31, 1993
                                                                   Company
                              Fixed       Equity                   Common
                              Income      Income      Magellan      Stock      Loan
                              Fund        Fund          Fund        Fund       Fund     Other      Total
ADDITIONS

Investment Income:
  Net appreciation in fair
    value of investment    $         -  $  841,404  $ 1,399,695  $  748,361 $        - $      -  $2,989,460
  Interest                   1,106,573           -            -           -    174,192  100,800   1,381,565
  Dividends                          -     228,448    1,377,567     313,601          -  109,572   2,029,188
                             1,106,573   1,069,852    2,777,262   1,061,962    174,192  210,372   6,400,213

Contributions:
  Participant and
    rollover                 1,305,777     472,945    1,010,079     126,637          -        -   2,915,438
  Employer                     610,789     200,864      442,054      35,146          -        -   1,288,853
                             1,916,566     673,809    1,452,133     161,783          -        -   4,204,291

    Total additions          3,023,139   1,743,661    4,229,395   1,223,745    174,192  210,372  10,604,504

DEDUCTIONS

Benefits paid                 (939,626)   (147,534)    (304,376)   (283,692)   (23,054) (13,166) (1,711,448)
Other                           (1,260)     (1,565)        (858)          -          -        -      (3,683)

  Total deductions            (940,886)   (149,099)    (305,234)   (283,692)   (23,054) (13,166) (1,715,131)

Net increase prior to
  interfund transfers        2,082,253   1,594,562    3,924,161     940,053    151,138  197,206   8,889,373
Interfund transfers         (1,022,907)    336,168      460,051     (31,828)   543,785 (285,269)          -
  Net increase (decrease)    1,059,346   1,930,730    4,384,212     908,225    694,923  (88,063)  8,889,373

Net assets available for
  benefits:
    Beginning of year       19,497,064   4,531,374   10,624,535   6,899,490  1,854,116  285,269  43,691,848

    End of year            $20,556,410  $6,462,104  $15,008,747  $7,807,715 $2,549,039 $197,206 $52,581,221























<page10>
                                                 EIN:  48-1093840
                                                  PN:  003



                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN

         LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

              FOR THE YEAR ENDED DECEMBER 31, 1994


                                 TYPE OF    NUMBER OF                NET GAIN
         INVESTMENT            TRANSACTION TRANSACTIONS  DOLLAR VALUE  (LOSS)
                                                              (1)

Fidelity Magellan Fund          Purchases       153       3,977,944      -
                                Sales            71       1,482,663    48,380

Fidelity Management Trust
Company Managed Income          Purchases       109       1,870,000      -
Portfolio                       Sales           128         808,955      -

Fidelity U.S. Government        Purchases       109       4,945,057      -
Reserves                        Sales           128       5,179,645      -

Fidelity Equity-Income Fund     Purchases       112       1,775,465      -
                                Sales            60       1,057,161   132,354


1) Amounts shown in this column are costs of purchases or proceeds from sales.




















<page11>
                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Kansas Gas and Electric Company 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       KANSAS GAS AND ELECTRIC COMPANY
                                       401(K) PLAN


By:

       Signature                Title                    Date


S. L. Kitchen                  Chairman              June 28, 1995



Ira W. McKee, Jr.              Member                June 28, 1995



John K. Rosenberg              Member                June 28, 1995



William B. Moore               Member                June 28, 1995



David E. Roth                  Member                June 28, 1995



















<page12>
                          EXHIBIT INDEX

All exhibits marked "I" under the Page column are incorporated herein by reference.

Exhibit
Number                 Description of Documents                         Page

  23 Consent of Independent Public Accountants (filed electronically)

  99         Summary Plan Description for The Kansas Power and             I
             Light Company Employees' Savings Plan.  (filed as
             Exhibit 28 (a) to Registration Statement No. 33-47344).

<page13>